                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-17288

                           NOTIFICATION OF LATE FILING

(Check     [ ] Form 10-K   [ ] Form 11-K    [ ] Form 20-F   [X] Form 10-Q    [ ] Form N-SAR
One):

For Period Ended:                             March 31, 2002
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[ ]    Transition Report on Form 10-K        [ ]   Transition Report on Form 10-Q
[ ]    Transition Report on Form 20-F        [ ]   Transition Report on Form N-SAR
[ ]    Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

            Read attached instruction sheet before preparing form. Please print or type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________

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                         Part I. Registrant Information

Full name of registrant Tidel Technologies, Inc.
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Former name if applicable
                         -------------------------------------------------------

          5847 San Felipe, Suite 900
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Address of principal executive office (Street and number)

          Houston, Texas 77057
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City, State and Zip Code

                        Part II. Rule 12b-25 (b) and (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]     (a) The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on
        Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)  The  accountant's  statement  or  other  exhibit  required  by Rule
        12b-25(c) has been attached if applicable.

                               Part III. Narrative

            State below in reasonable detail the reasons why Form 10-K, 11-K,
20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            The Registrant was unable to file the Form 10-Q for the quarter ended March 31, 2002 (the "Report") without unreasonable effort or expense due to the related delays in gathering information for inclusion in the Report associated therewith.

                           Part IV. Other Information

            (1)   Name and  telephone  number of person to  contact in regard to this notification

                  Leonard L. Carr, Jr.             (713)              783-8200
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                       (Name)                    (Area Code)   (Telephone number)

            (2) Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [ ] Yes  [X] No

                  Part III of Annual  Report on Form 10-K for the twelve  months ended September 30, 2001

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The Registrant expects to report a net loss of approximately
$1,713,000 for the quarter ended March 31, 2002 as compared to net income of approximately $65,000 for the comparable period in the prior fiscal year. The net loss primarily results from a decline in the shipments of ATM units during the quarter.

                            Tidel Technologies, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 15, 2002                   By: /s/ Leonard L. Carr, Jr.
      ------------                       ---------------------------------------
                                     Name:  Leonard L. Carr, Jr.
                                     Title: Secretary

                        Instruction.  The form  may be  signed  by an  executive
            officer  of  the   registrant  or  by  any  other  duly   authorized
            representative.  The name and title of the person  signing  the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the  registrant by an authorized  representative
            (other than an executive officer),  evidence of the representative's authority  to sign on behalf of the  registrant  shall be filed with the form.

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